

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2014

<u>Via E-mail</u>
Richard Kassar
Chief Financial Officer
Freshpet, Inc.
400 Plaza Drive, 1st Floor
Secaucus, New Jersey 07094

> **Re: Freshpet, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 27, 2014**
> **CIK No. 0001611647**

Dear Mr. Kassar:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Draft Registration Statement on Form S-1</u>

<u>General</u>

1. We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, and update the disclosure as necessary. Please remember to allow sufficient time to respond to all such staff comments. Also, please provide updated information regarding the status of your NYSE or NASDAQ listing application, promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please provide us with supplemental support for assertions regarding your competitive position within your industry, including the names and dates of the studies or reports by third parties. You will expedite our review by providing a key indicating where the particular support appears and by highlighting for us the relevant portion(s) of each such supporting document you supply. If you funded or were otherwise affiliated with any of the studies or reports you cite, make this clear. If any of this information was prepared by a third party for inclusion in this registration statement, please file the consent of such party as an exhibit if you cite the report or study. If you do not have independent support for a statement, please either revise the language to make clear the basis for the statement or delete it. The following are examples of some of your competitive position assertions:

    *   "[we] have become one of the fastest growing pet food companies in North America," pages 1, 46, and 65;
    *   "we own and operate North America's only fresh, refrigerated pet food manufacturing facility," pages 1, 65, and 72;
    *   "[t]he strength of our business model extends to our retail partners, who find that Freshpet grows their pet category sales, drives higher traffic, increases shopper frequency and delivers category leading margins," page 2;
    *   "Within the pet food market, premium and/or natural brands are gaining market share," pages 2 and 66;
    *   "our Freshpet Fridges generate compelling economics with an average cash-on-cash payback period of less than 15 months," pages 3, 67, and 74 (also provide enhanced disclosure to clarify how this "cash payback" calculation is obtained);
    *   "As a result of demographic shifts and changing attitudes towards pets, more U.S. households today have pets than have children," page 66; and
    *   "Nearly 80% of U.S. pet owners are as concerned about the quality of their pet's food as they are about their own," page 66.

    As noted, please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement.

Richard Kassar
Freshpet Inc.
July 25, 2014
Page 3

4. Where statements might be more subjective and anecdotal, if you retain the assertions, please revise to clarify the context in which you make them and the basis in each case. For example, we note your statement at pages 3 and 67 that "pet parents perceive that Freshpet provides their pets with greater enthusiasm for eating and visible health improvements. … [W]e have built a growing base of loyal consumers who have a deep emotional connection to the Freshpet brand." Similarly, it is unclear who conducted the tests and how a dog conveys "palatability" for purposes of the tests to which you refer at page 67.

Prospectus Summary, page 1

Summary Consolidated Financial Data, page 9

5. We note you present an EBITDA measure and a corresponding reconciliation to net loss, along with other associated disclosures. Similar disclosures are made in Selected Historical Consolidated Financial and Other Data, page 42. However, your reconciliation of EBITDA includes an additional adjustment for "Fees on debt guarantee," the inclusion of which does not conform to the EBITDA definition you provide, nor to the specifically defined measure, EBITDA, as described in Item 10(e)(1)(ii)(A) of Regulation S-K. Please revise your disclosures to reflect the proper measure for EBITDA, or revise your disclosures to more accurately depict the non-GAAP measure you are presenting. Additionally, we note that you use "Fees on debt guarantee" and "Fees on debt" to describe this amount in different parts of the filing. Please ensure your descriptions are uniform throughout the filing.

Risk Factors, page 13

6. Please eliminate from this section text which mitigates the risk you present, such as your references to those insured by key-person life insurance (page 14) and your compliance with applicable regulations (page 17). Similarly, eliminate the excess detail regarding restrictions on future sales (page 28), particularly in light of the portion of the offering which is on behalf of selling stockholders. Remove generic risks which apply to all newly public companies, such as "We will incur increased costs as a result of being a public company" (page 30). Finally, please state the risks plainly and directly rather than referring to those matters about which you can provide no assurance or cannot guarantee.

Use of Proceeds, page 36

7. Once the offering amount is known, please quantify where practicable the amount of each listed use, such as the amounts to be allocated for adding manufacturing capacity, installing new Freshpet Fridges, and the "remaining" proceeds. Similarly, fill in the blanks at page 52 under "Liquidity and Capital Resources" to quantify the number of

quarters you anticipate the listed items to be "adequate" for the listed purposes, and at page 69 regarding the number of estimated Freshpet Fridges to be installed.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Contractual Obligations and Commitments, page 55

8. We note the total long-term debt obligations you disclose in the table, amounting to $79,213,642, differs by $3,101,330 from the total long-term debt you present on your balance sheet, amounting to $76,112,312. Please reconcile this difference for us, and eliminate any inconsistency in your disclosures, if necessary.

Segment, page 56

9. We note that you believe you operate in one segment: the manufacturing, marketing and distribution of pet food and pet treats for dogs and cats. We also note from disclosure on pages 69 – 70 a discussion of "segments" and "sub-brands." The guidance in FASB ASC 280-10-50-38 and 40 requires revenues to be reported for each product or group of similar products, even for those companies operating in one segment. We would like to understand how you propose to address the revenue-by-product disclosure requirement if more detailed segment information is not provided. It appears that you have a variety of product types amongst the sub-brands and therefore expect you have alternatives in grouping products to satisfy this disclosure obligation.

Business, page 65

Evolution of Store Count by Class of Retail, page 73

10. You disclose that "[i]n 2013, our largest retail partners by net sales, Wal-Mart and Kroger, represented approximately 22% and 11% of net sales, respectively. No other retailer represented over 10% of net sales in 2013." We note similar disclosure in the first full risk factor on page 15. At pages F-22 and F-34, you provide statistics regarding sales to distributors and significant customers. Please provide enhanced disclosure to clarify your distribution model, to explain (if true) that the retail "partners" do not directly purchase from you, and to identify your distributors by name. Otherwise, please explain to us why you do not believe that such information would be material.

Management, page 77

11. Aside from the disclosure in footnote 5 at page 84, you appear to provide no information regarding the current size and composition of your board of directors. For example, no management sketch at pages 77-78 identifies an officer who also serves or served as your director. With your next filing or submission, please revise to provide all the specific

information that is currently missing, including the disclosures which Items 401, 402, and 403 of Regulation S-K require.

12. It is unclear from the disclosure at page 82 who in particular participated in determining the NEO base salaries and performance-based bonuses in 2013. Revise to identify those directors. Also, to the extent that there have been or will be changes to the composition of the board or any committee in connection with the offering, revise to provide the particulars.

Corporate Governance and Board Structure, page 78

13. You disclose on page 29 that "persons associated with MidOcean and Freshpet Investors LLC currently serve on our Board of Directors…. [I]nterests of MidOcean and Freshpet Investors LLC may not always coincide with the interests of the other holders of our common stock, and the concentration of control in MidOcean and Freshpet Investors LLC will limit other stockholders' ability to influence corporate matters." To the extent that there are any formal or informal voting arrangements in place between MidOcean and Freshpet Investors LLC, please provide appropriate disclosure. Also disclose the nature of the affiliations between those two entities, and identify the ownership or other roles any members of your management team have with those entities, whereby they are "associated" with them.

Principal and Selling Stockholders, page 92

14. For each of your selling stockholders, please revise this section to indicate the nature of any position, office, or other material relationship which the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates. Please refer to Item 507 of Regulation S-K.

15. Please disclose the individuals with sole or shared voting or investment power over MidOcean and Freshpet Investors LLC.

Certain Relationships and Related Party Transactions, page 93

16. Please file an executed version of the Fee and Reimbursement Agreement as a separate exhibit. Please also file as exhibits the Tyson Agreement and each NEO employment agreement referenced at page 84. Please refer to Item 601(b)(10) of Regulation S-K.

Guarantee Agreement, page 94

17. Specify precisely how much each named individual has "committed to guarantee." Revise to state explicitly if true that any payments would be made only in the event of a Change of Control, insofar as the current wording could be read to suggest that this is a

second circumstance (in addition to full repayment) in which the contingent fee obligation could be triggered. Otherwise, state explicitly that once the full repayment takes place in connection with this offering, then the contingent fees become payable. To the extent the amount received or to be received exceeds $120,000, please revise to provide the information set forth in Item 404(a) of Regulation S-K for each guarantor's guarantee and the contingent fee payments of Series C Preferred Stock. We note the related disclosure at page F-32.

The Stockholder Note, page 94

18. If the "certain stockholders" to whom you issued $1.5 million of notes are affiliates, identify them. Similarly, please revise to provide the approximate dollar value of the amount of each related person's interest in the transaction, if required pursuant to Item 404(a) of Regulation S-K. See also Item 601(b)(10)(A).

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

19. Please obtain and include a revised report from your accountants specifying the city and state in which the report was issued. See Article 2-02(a)(3) of Regulation S-X.

Consolidated Balance Sheets, page F-3

20. We note that your use of proceeds on page 36 includes the redemption of your Preferred Stock, which includes cumulative dividends. Please tell us your consideration of Staff Accounting Bulletin Topic 1B.3.

Exhibit Index, page II-5

21. Please revise to include your charter and bylaws as currently in effect. See Item 601(b)(3) of Regulation S-K.

22. Please revise to include the warrant agreement referenced on pages F-16 and F-17, or provide the agreement to furnish the copy upon Commission request. See Item 601(b)(4)(iii)(A) of Regulation S-K.

General

Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional comments with respect to the proposed underwriting arrangements.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Donald Delaney at (202) 551-3863 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim at (202) 551-3535 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551- 3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Andrew Herman
        Kirkland & Ellis LLP